UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of ________________________ September 2009

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

(Formerly Portrush Petroleum Corporation)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Exhibit 99.1 - Interim Financial Statements: Six Months Ended 6/30/2009
   Exhibit 99.2 - Form 52-109FV2: CEO Certification of Interim Filings
   Exhibit 99.3 - Form 52-109FV2: CFO Certification of Interim Filings
   Exhibit 99.4 - Financial Statements: Management's Discussion/Analysis

2. Exhibit 99.5 - Interim Financial Statements: Nine Months Ended 9/30/2009
   Exhibit 99.6 - Form 52-109FV2: CEO Certification of Interim Filings
   Exhibit 99.7 - Form 52-109FV2: CFO Certification of Interim Filings
   Exhibit 99.8 - Financial Statements: Management's Discussion/Analysis

3. Exhibit 99.9 - September 25, 2009 Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768
(Registrant)

Date: January 20, 2010

By: /s/ Neal Iverson
Neal Iverson, Director

Exhibit 99.1

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED
JUNE 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2009.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	June 30, 2009	December 31, 2008
ASSETS		
Current		
Cash	$ 29,603	$ 95,648
Receivables	44,179	92,366
Prepaids	5,000	-
	78,782	188,014
Oil and gas properties (Note 4)	786,285	840,790
	$ 865,067	$ 1,028,804
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 218,240	$ 279,499
Loan payable (Note 5)	534,780	550,260
	753,020	829,759
Future site restoration (Note 6)	61,506	58,577
	814,526	888,336
Shareholders' equity		
Capital stock (Note 7)	13,609,131	13,609,131
Contributed surplus (Note 7)	740,004	740,004
Deficit	(14,298,594)	(14,208,667)
	50,541	140,468
	$ 865,067	$ 1,028,804

Nature and continuance of operations (Note 2)

On behalf of the Board:

"Martin Cotter"   Director   _"Neal Iverson"_   Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2009	Three Month Period Ended June 30, 2008	Six Month Period Ended June 30, 2009	June Month Period Ended June 30, 2008
REVENUE				
Oil and gas revenue, net of royalties	$ 84,219	$ 146,865	$ 191,811	$ 228,502
DIRECT COSTS				
Depletion	41,117	41,022	75,041	66,088
Operating expenses	40,829	55,192	86,462	89,126
Total direct costs	(81,946)	(96,214)	(161,503)	(155,214)
EXPENSES				
Consulting and administration fees	-	8,863	5,701	10,627
Interest expense	8,139	13,417	16,571	15,520
Investor relations	-	-	7,500	5,000
Management fees – related party	21,008	18,000	43,769	36,455
Office and miscellaneous	4,750	21,473	18,394	33,485
Professional fees	12,650	17,641	17,295	35,396
Shareholder costs	6,248	1,948	6,998	3,310
Stock-based compensation	-	28,269	-	38,249
Transfer agent and regulatory fees	4,224	9,782	11,622	15,310
Travel and promotion	-	2,680	-	4,248
Total expenses	(57,019)	(122,073)	(127,850)	(197,600)
Loss before other item	(54,746)	(71,422)	(97,542)	(124,312)
OTHER ITEM				
Foreign exchange gain (loss)	(3,991)	(695)	1,897	1,543
Write-off of accounts payable	-	-	5,718	-
	(3,991)	(695)	7,615	1,543
Loss and comprehensive loss for the period	(58,737)	(72,117)	(89,927)	(122,769)
Deficit, beginning of period	(14,239,857)	(13,849,395)	(14,208,667)	(13,798,743)
Deficit, end of period	$ (14,298,594)	$ (13,921,512)	$ (14,298,594)	$ (13,921,512)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	45,614,530	45,262,363	45,614,530	45,262,363

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2009	Three Month Period Ended June 30, 2008	Six Month Period Ended June 30, 2009	June Month Period Ended June 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (58,737)	$ (72,117)	$ (89,927)	$ (122,769)
Items not affecting cash:				
Depletion	41,117	41,022	75,041	66,088
Stock-based compensation expense	-	28,269	-	38,249
Write-off of accounts payable	-	-	5,718	-
Changes in non-cash working capital items:				
Decrease in receivables	11,409	13,365	47,168	16,308
(Increase) decrease in prepaids	-	2,545	(5,000)	24,183
Increase (decrease) in accounts payable and accrued liabilities	35,551	73,376	(57,476)	48,308
Cash used in operating activities	29,340	86,460	(24,476)	70,367
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan payable	(15,480)	52,831	(15,480)	52,831
Cash (used in) provided by financing activities	(15,480)	52,831	(15,480)	52,831
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas property recoveries	-	4,547	-	7,082
Oil and gas property expenditures	(13,700)	(57,889)	(26,089)	(58,986)
Cash (used in) provided by investing activities	(13,700)	(52,889)	(26,089)	(51,904)
Change in cash during the period	160	86,402	(66,045)	71,294
Cash, beginning of period	29,443	19,509	95,648	34,617
Cash, end of period	$ 29,603	$ 105,911	$ 29,603	$ 105,911

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2009

1.   BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year's presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Current market conditions make the present environment for raising additional equity financing less favorable. The inability to raise additional financing may impact the future assessment of the Company as a going concern under CICA 1400 General Standards of Financial Statement Presentation. See Note 11 for further disclosure regarding liquidity risk.

	June 30 2009	December 31, 2008
Working capital (deficiency)	$ (674,238)	$ (641,745)
Deficit	(14,298,594)	(14,208,667)

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2009

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which replaced the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173"Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by management)
JUNE 30, 2009

4.   **OIL AND GAS PROPERTIES**

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	June 30, 2009	December 31 2008
Oil and gas properties:		
U.S.A., proved	$ 3,4043,926	$ 3,401,999
Canada, unproved	580,840	563,231
	3,985,766	3,965,230
Less: Accumulated depletion	(3,199,481)	(3,124,440)
	$ 786,285	$ 840,790

At June 30, 2009, the oil and gas properties include $580,840 (2008 - $563,231) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company holds a 5% working interest in a prospect located in Ontario, Canada and is receiving a payout of all costs incurred.

The Company has also incurred exploration costs of $430,962 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000. During fiscal 2008, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $72,427.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2009

4. **OIL AND GAS PROPERTIES** (cont'd…)

The full cost ceiling test results as of December 31, 2008 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2008 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)
2009	$ 7.94	$ 66.69
2010	8.85	81.35
2011	9.43	89.37
2012	9.88	101.79
2013	10.10	110.86
2014	10.21	113.62
2015	-	116.47

A ceiling test was not performed at June 30, 2009.

5. **LOAN PAYABLE**

During fiscal 2008, the Company increased its credit facility to $534,780 (US$437,340). The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company's interests in the Mission River property in Texas, USA. See subsequent events, Note 13.

On January 28, 2009, the Company granted 4,400,000 warrants as fees in connection with the increased credit facility. The warrants were valued at $106,000 using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37 %, an expected life of 2 years and an expected dividend yield of 0%. The $106,000 was charged to operations during fiscal 2008 as a financing fee.

6. **FUTURE SITE RESTORATION**

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	June 30, 2009	December 31, 2008
Asset retirement obligation, beginning of period	$ 58,577	$ 36,022
Liabilities incurred	2,929	22,555
Asset retirement obligation, end of period	$ 61,506	$ 58,577

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $94,339. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2013.

(Expressed in Canadian Dollars)

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common voting shares, no par value			
Issued and outstanding:			
Balance, December 31, 2008 and June 30, 2009	45,614,530	$ 13,609,131	$ 740,004

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company's common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at June 30, 2009:

	Number of Shares	Exercise Price	Expiry Date
Options	350,000	$ 0.10	September 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011
Warrants	1,500,000	0.12	July 6, 2009 (subsequently expired unexercised)
	333,500	0.10	November 17, 2010
	4,400,000	0.05	January 28, 2011

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2009

7.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

Stock-based compensation

During the six month period ended June 30, 2009, the Company granted nil (2008 – 300,000) stock options to a consultant at a weighted average fair value of $Nil (2008 - $0.03) per option. As at June 30, 2009, the stock-based compensation expense attributed to the vested options was $Nil (2008 - $38,249). The stock-based compensation expense recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2009	2008
Risk-free interest rate	-	3.01% ~ 3.2%
Expected life of options	-	2.0 ~ 3.0 years
Annualized volatility	-	86% ~104%
Dividend rate	-	0.00%

8.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2009	2008
Cash paid during the period for interest	$ 16,571	$ 15,520
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the six month period ended June 30, 2009 included:

a) Accruing future site restoration costs of $2,929.

b) Accruing oil and gas property expenditures in accounts payable and accrued liabilities of $52,984.

There were no significant non-cash transactions during the six month period ended June 30, 2008.

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $43,769 (2008 - $36,455) to a director.

Included in accounts payable and accrued liabilities is $53,732 (December 31, 2008 - $65,374) due to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $580,840 (December 31, 2008 - $563,231) and the total amount of capital assets attributable to the U.S.A. is $205,445 (December 31, 2008 - $277,559).

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company's cash is primarily held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company's receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties. Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2009

11.   **FINANCIAL INSTRUMENTS** (cont'd…)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.   Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company is negotiating to extend its current credit facility for another year when it comes due (Note 5). Cash flow from operations will be used to reduce the amount of the loan over the next twelve months. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas. The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

12.   CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

- to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

- to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

13.   SUBSEQUENT EVENTS

Subsequent to June 30, 2009, the bank advised the Company that it will renew the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Exhibit 99.2

Form 52-109FV2
Certification of interim filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Executive Officer of Portrush Petroleum Corporation*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of *Portrush Petroleum Corporation* (the "issuer") for the interim period ended *June 30, 2009.*

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

*/s/ Martin Cotter*_____
Martin Cotter
Director and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.3

Form 52-109FV2
Certification of interim filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Financial Officer of Portrush Petroleum Corporation*, certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of *Portrush Petroleum Corporation* (the "issuer") for the interim period ended *June 30, 2009.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

*/s/ Martin Cotter*_____
Martin Cotter
Director and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

PORTRUSH PETROLEUM CORPORATION

The following amended discussion and analysis of financial position and results of operations of Portrush Petroleum Corporation (the "Company") is made as at August 27, 2009 and should be read in conjunction with the audited financial statements and related notes of the Company for the period ended June 30, 2009 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.

Forward Looking Statements

The information in this Management Discussion and Analysis ("MD&A") contains forward-looking information or statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements often, but not always are identified by the use of words such as "anticipate", "attempt", "believe", "estimate", "expect", "intend" and "plan" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements. These forward-looking statements are based on information available at the date above and will not be updated unless required by applicable securities laws.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others: the Company's ability to obtain financing and to generate cash flows to cover the cost of operations, adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

Description of the Business

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Mission River project is the Company's main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices dropped significantly to below $4.00 (US$/mcf) during the period and the price of gas is expected to remain at these current levels for the next quarter and possibly the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company's participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company's share of oil and gas revenue is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

The Company's share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company's share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the current fiscal year.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the six month period ended June 30, 2009, *(rounded)* revenue was $192,000, compared to $228,000 for the same period in 2008 and for the quarter ended June 30, 2009 was 57% lower in 2009 than 2008 as the Company recorded *(rounded)* revenue of $84,000 compared with $147,000 in 2008.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the second quarter of 2009, the Exchange rate was 1.16. The Company does not expect a significant drop in the Exchange rate for the next quarter.

Cash flow from operations does not have a standard meaning under generally accepted accounting principles ("GAAP") and may not be comparable to those reported by other companies. Used here, cash flow from operations is the Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was *(rounded)* $43,000 for the quarter compared to $92,000 in 2008. For the six month period ended June 30, 2009, cash flow from operations was *(rounded)* $105,000compared to $139,000 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 37% for the same quarter in 2008. For the six month period ended June 30, 2009, operating expenses as a percentage of oil and gas revenue were 45%, compared to 39% for the same period in 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

Results of Operations

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River decreased from approximately $228,502 to $191,811. The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the balance of the year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next two quarters.

General & Administration Expenses: General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation and financing charges *(rounded)* was $128,000 in 2009 compared to $159,000 in 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $16,571.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $38,249. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $43,769 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $53,732.

Bank Loan: The Company's credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent. The Company paid interest on the loan of $16,571 in 2009 and $15,520 in 2008.

Net Income (Loss): Net Income (Loss) includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves. In 2009 the Company recorded a depletion expense of $75,041 compared with $66,088 in 2008.

Drilling: The Company did not participate in any drilling programs during the period. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company's share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. See the the Production volume table under the Summary of Quarterly Results for a quarter by quarter analysis.

Cash Flow: The Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was $43,102 for the quarter compared to $91,673 in 2008. For the six month period ended June 30, 2009, cash flow from operations was $105,349 compared to $139,376 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 37% for the same quarter in 2008. For the six month period ended June 30, 2009, operating expenses as a percentage of oil and gas revenue was 45%, compared to 39% for the same period in 2008.

Expenses: Well operating expenses were $86,462 compared with $89,126 in the previous year and as a percentage of oil and gas revenue were 45% in 2009 and 39% in 2008. Operating expenses as a percentage of revenue have risen due to the decrease in the price of gas and the effect of economies of scale as production decreases. This percentage is expected to remain at current levels until production revenue increases.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009				
WTI Oil US$/bbl	43.08	59.62		
NYMEX Gas US$/mmbtu	4.48	3.81		

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)
2009	Total Revenue	107,592	84,219		
	Net loss	(31,190)	(58,737)		
	Basic and diluted loss per share	(0.01)	(0.01)		

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009					
Oil bbl	736	484			
Gas mcf	15,427	8,100			

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. This accounts for the significant increase in depeletion expense in the fourth quarter of 2007 and 2008. Depletion expense of $40,829 was recorded in the 2nd quarter in 2009 and $55,192 during the same period in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2008, the amount recorded was $28,269 compared to $Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Liquidity and Capital Resources

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $43,769 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In 2008, the Company paid or accrued management fees of $36,455. Included in accounts payable is an amount due to Martin Cotter of $53,732. Mr. Cotter is engaged by the Company on a month to month basis and there are is compensatory plan or arrangement with respect to his the resignation, retirement or termination of employment.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530
Stock options	2,750,000
Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard became effective for the Company beginning on April 1, 2009 and does not have a material impact on the Company's consolidated financial statements.

<p style="text-align: center;">**Risks**</p>

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company's potential future production of oil/gas tends to be commodity-oriented rather than company-oriented. If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.


Subsequent Events


Subsequent to June 30, 2009, the bank advised the Company that it will renew the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Exhibit 99.5

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2009.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

		September 30, 2009		December 31, 2008
ASSETS				
Current				
Cash	$	36,223	$	95,648
Receivables		31,322		92,366
Prepaids		5,000		-
		72,545		188,014
Oil and gas properties (Note 4)		782,603		840,790
	$	855,148	$	1,028,804
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	235,371	$	279,499
Loan payable (Note 5)		534,780		550,260
		770,151		829,759
Future site restoration (Note 6)		62,970		58,577
		833,121		888,336
Shareholders' equity				
Capital stock (Note 7)		13,609,131		13,609,131
Contributed surplus (Note 7)		740,004		740,004
Deficit		(14,327,108)		(14,208,667)
		22,027		140,468
	$	855,148	$	1,028,804

Nature and continuance of operations (Note 2)

On behalf of the Board:

_____ Director   _____ Director
'Martin Cotter"   "Neal Iverson"

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2009	Nine Month Period Ended September 30, 2008
REVENUE				
Oil and gas revenue, net of royalties	$ 53,314	$ 150,855	$ 245,125	$ 379,357
DIRECT COSTS				
Depletion	19,009	51,689	94,050	117,777
Operating expenses (recovery)	17,019	(22,924)	103,481	66,202
Total direct costs	(36,028)	(28,765)	(197,531)	(183,979)
EXPENSES				
Consulting and administration fees	-	3,509	5,701	14,136
Interest expense	2,430	6,171	19,001	21,691
Investor relations	-	1,250	7,500	6,250
Management fees – related party	19,753	18,000	63,522	54,455
Office and miscellaneous	4,480	4,227	22,874	37,712
Professional fees	13,545	18,025	30,840	53,421
Shareholder costs	40	4,514	7,038	7,824
Stock-based compensation	-	-	-	38,249
Transfer agent and regulatory fees	1,616	4,813	13,238	20,123
Travel and promotion	-	-	-	4,248
Total expenses	(41,864)	(65,509)	(169,714)	(258,109)
Loss before other item	(24,578)	61,581	(122,120)	(62,731)
OTHER ITEM				
Foreign exchange gain (loss)	(3,936)	1,543	(2,039)	3,086
Write-off of accounts payable	-	-	5,718	-
	(3,936)	1,543	3,679	3,086
Income (loss) and comprehensive income (loss) for the period	(28,514)	63,124	(118,441)	(59,645)
Deficit, beginning of period	(14,298,594)	(13,921,512)	(14,208,667)	(13,798,743)
Deficit, end of period	$ (14,327,108)	$ (13,858,388)	$ (14,327,108)	$ (13,858,388)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	45,614,530	45,262,363	45,614,530	45,262,363

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2009	Nine Month Period Ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$ (28,514)	$ 63,124	$ (118,441)	$ (59,645)
Items not affecting cash:				
Depletion	19,009	51,689	94,050	117,777
Stock-based compensation expense	-	-	-	38,249
Write-off of accounts payable	-	-	5,718	-
Changes in non-cash working capital items:				
Decrease in receivables	12,857	(16,651)	60,025	(343)
(Increase) decrease in prepaids	-	-	(5,000)	24,183
Increase (decrease) in accounts payable and accrued liabilities	20,631	(13,657)	(36,845)	34,651
Cash used in operating activities	23,983	84,505	(493)	154,872
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan payable	-	104,400	(15,480)	157,231
Cash (used in) provided by financing activities	-	104,400	(15,480)	157,231
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas property recoveries	-	2,632	-	9,714
Oil and gas property expenditures	(17,363)	(251,256)	(43,452)	(310,242)
Cash (used in) provided by investing activities	(17,363)	(248,624)	(43,452)	(300,528)
Change in cash during the period	6,620	(59,719)	(59,425)	11,575
Cash, beginning of period	29,603	105,911	95,648	34,617
Cash, end of period	$ 36,223	$ 46,192	$ 36,223	$ 46,192

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2009

1. BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year's presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Current market conditions make the present environment for raising additional equity financing less favorable. The inability to raise additional financing may impact the future assessment of the Company as a going concern under CICA 1400 General Standards of Financial Statement Presentation. See Note 11 for further disclosure regarding liquidity risk.

	September 30 2009	December 31, 2008
Working capital (deficiency)	$ (697,606)	$ (641,745)
Deficit	(14,327,108)	(14,208,667)

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2009

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which replaced the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173"Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by management)
SEPTEMBER 30, 2009

4. **OIL AND GAS PROPERTIES**

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	September 30, 2009	December 31 2008
Oil and gas properties:		
U.S.A., proved	$ 3,406,391	$ 3,401,999
Canada, unproved	594,702	563,231
	4,001,093	3,965,230
Less: Accumulated depletion	(3,218,490)	(3,124,440)
	$ 782,603	$ 840,790

At September 30, 2009, the oil and gas properties include $594,702 (2008 - $563,231) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company holds a 5% working interest in a prospect located in Ontario, Canada and is receiving a payout of all costs incurred.

The Company has also incurred exploration costs of $525,125 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000. During fiscal 2008, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $72,427.

(Expressed in Canadian Dollars)

4. OIL AND GAS PROPERTIES (cont'd…)

The full cost ceiling test results as of December 31, 2008 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2008 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)
2009	$ 7.94	$ 66.69
2010	8.85	81.35
2011	9.43	89.37
2012	9.88	101.79
2013	10.10	110.86
2014	10.21	113.62
2015	-	116.47

A ceiling test was not performed at September 30, 2009.

5. LOAN PAYABLE

During fiscal 2008, the Company increased its credit facility to $534,780 (US$437,340). The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company's interests in the Mission River property in Texas, USA. In August 2009, the bank advised the Company that it will renew the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

On January 28, 2009, the Company granted 4,400,000 warrants as fees in connection with the increased credit facility. The warrants were valued at $106,000 using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37 %, an expected life of 2 years and an expected dividend yield of 0%. The $106,000 was charged to operations during fiscal 2008 as a financing fee.

6. FUTURE SITE RESTORATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	September 30, 2009	December 31, 2008
Asset retirement obligation, beginning of period	$ 58,577	$ 36,022
Liabilities incurred	4,393	22,555
Asset retirement obligation, end of period	$ 62,970	$ 58,577

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $94,339. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2013.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2009

7.   CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized Unlimited common voting shares, no par value			
Issued and outstanding: Balance, December 31, 2008 and September 30, 2009	45,614,530	$ 13,609,131	$ 740,004

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market   price   of the Company's common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at September 30, 2009:

	Number of Shares	Exercise Price	Expiry Date
Options	175,000	$ 0.15	October 31, 2009 (subsequently expired unexercised)
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011
Warrants	333,500	0.10	November 17, 2010 (subsequently expired unexercised)
	4,400,000	0.05	January 28, 2011

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2009

7.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

Stock-based compensation

During the nine month period ended September 30, 2009, the Company granted nil (2008 – 800,000) stock options to a consultant at a weighted average fair value of $Nil (2008 - $0.05) per option. As at September 30, 2009, the stock-based compensation expense attributed to the vested options was $Nil (2008 - $38,249). The stock-based compensation expense recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2009	2008
Risk-free interest rate	-	3.01% ~ 3.2%
Expected life of options	-	2.0 ~ 3.0 years
Annualized volatility	-	86% ~104%
Dividend rate	-	0.00%

8.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2009	2008
Cash paid during the period for interest	$ 18,971	$ 15,520
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the nine month period ended September 30, 2009 included:

a) Accruing future site restoration costs of $4,393.

b) Accruing oil and gas property expenditures in accounts payable and accrued liabilities of $49,484.

There were no significant non-cash transactions during the nine month period ended September 30, 2008.

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $63,522 (2008 - $55,455) to a director.

Included in accounts payable and accrued liabilities is $76,777 (December 31, 2008 - $65,374) due to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $594,702 (December 31, 2008 - $563,231) and the total amount of capital assets attributable to the U.S.A. is $187,901 (December 31, 2008 - $277,559).

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company's cash is primarily held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company's receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties. Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

11.   **FINANCIAL INSTRUMENTS** (cont'd…)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.   Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company is negotiating to extend its current credit facility for another year when it comes due (Note 5). Cash flow from operations will be used to reduce the amount of the loan over the next twelve months. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas. The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

12.   CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

- to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

- to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

13.   SUBSEQUENT EVENTS

Subsequent to September 30, 2009,

i) The Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan.

ii) The directors have decided to proceed with the share consolidation approved by shareholders at the Company's Annual General meeting.

Exhibit 99.6

Form 52-109FV2
Certification of interim filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Executive Officer of Portrush Petroleum Corporation*, certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of *Portrush Petroleum Corporation* (the "issuer") for the interim period ended *September 30, 2009.*

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 27, 2009

*/s/ Martin Cotter*_____
Martin Cotter
Director and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.7

Form 52-109FV2
Certification of interim filings – venture issuer basic certificate

I, *Martin Cotter, Director and Chief Financial Officer of Portrush Petroleum Corporation*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of *Portrush Petroleum Corporation* (the "issuer") for the interim period ended *September 30, 2009.*

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 27, 2009

*/s/ Martin Cotter*_____
Martin Cotter
Director and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.


Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

PORTRUSH PETROLEUM CORPORATION


The following discussion and analysis of financial position and results of operations of Portrush Petroleum Corporation (the "Company") is made as at November 27, 2009 and should be read in conjunction with the unaudited financial statements and related notes of the Company for the nine month period ended September 30, 2009 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. The reader should also refer to the audited financial statements and related notes of the Company for the year ended December 31, 2008. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.


Forward Looking Statements


Forward looking statements or information included in this Management Discussion & Analysis ("MD&A") include statements with respect to:

- the Company's current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and
- expectations regarding the Company's ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

- adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry
- in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and
- the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.


Description of the Business


Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Mission River project is the Company's main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices have remained low and the price of gas is expected to remain at current levels possibly for the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company's participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company's share of oil and gas revenue has declined over the previous quarters. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

The Company's share of oil production decreased by 40% over the same quarter last year from 680 barrels of oil (bbls) in 2008 to 411 bbl in 2009 and decreased by 24% from the previous quarter of 539 (bbls). The Company's share of gas production decreased by 64% from the same quarter last year from 10,896 mcf in 2008 to 3,917 mcf in 2009 and decreased by 60% compared to the previous quarter of 9,947. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the current fiscal year.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the nine month period ended September 30, 2009, *(rounded)* revenue was $245,000, compared to $379,000 for the same period in 2008 and for the quarter ended September 30, 2009 was 65% lower in 2009 than 2008 as the Company recorded *(rounded)* revenue of $53,000 compared with $151,000 in 2008.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. The Company expects US Exchange rates to remain low for the next quarter.

Revenue after operating expenses was *(rounded)* $36,000 for the quarter compared to *(rounded)* $82,000 in 2008. For the nine month period ended September 30, 2009, revenue after operating expenses was *(rounded)* $141,000 compared to *(rounded)* $313,000 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 32% in the quarter, compared to 42% for the same quarter in 2008. For the nine month period, operating expenses as a percentage of oil and gas revenue were 42%, compared to 17% for the same period in 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

Results of Operations

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River and Lennox Projects decreased from approximately $379,357 to $245,125 during the nine month period ended September 2008 and 2009 respectively. Most of the revenue is generated by the Mission River Project. The Company will not participate in any new wells to be drilled on the Mission River Project in the near future and production from the project is not expected to increase during the balance of the year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

Revenue and Expense Summary

	Q1 2009	Q2 2009	Q3 2009	Nine mths 2009	Q3 2008	Nine mths 2008
Oil & Gas Revenue (net of royalties)	$107,592	$ 84,219	$ 53,314	$245,125	$150,855	$379,357
Operating Expenses	45,633	40,829	17,019	103,481	59,785	66,202
Revenue after Operating Expenses	61,959	43,390	36,295	141,644	91,070	313,155
Depletion expense	33,924	41,117	19,009	94,050	51,689	117,777
General and Admin Expenses	70,831	57,019	41,864	169,714	65,509	258,109
Loss before other items	(42,796)	(54,746)	(24,578)	(122,120)	61,581	(62,731)
Other Items*	11,606	(3,991)	(3,936)	3,679	1,543	3,086
Income (Loss) for the period	(31,190)	(58,737)	(28,514)	(118,441)	63,124	(59,645)

* See the financial statements regarding these items.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was $36,295 for the quarter compared to $81,650 in 2008. For the nine month period ended September 30, 2009, it was $141,644 compared to $313,155 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 32% in the quarter, compared to 42% for the same quarter in 2008. For the nine month period ended September 30, 2009, operating expenses as a percentage of oil and gas revenue was 42%, compared to 17% for the same period in 2008.

General & Administration Expenses: General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation expense *(rounded)* was $170,000 in 2009 compared to $220,000 in 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $19,001 relating to the bank loan outstanding. Included in Professional fees were audit and accounting fees of $8,664 and legal fees of $22,176 for 2009 compared to $20,727 and $32,694 for 2008.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $38,249. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $63,522 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $76,777.

Bank Loan: The Company's credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent. The Company paid interest on the loan of $18,971 in 2009 and $15,520 in 2008. During the current period, the Company renewed the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Net Income (Loss): Net Income (Loss) includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves. In 2009 the Company recorded a depletion expense of $94,050 compared with $117,777 in 2008.

Drilling: The Company did not participate in any drilling programs during the period. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production decreased by 40% over the same quarter last year from 608 barrels of oil (bbls) in 2008 to 411 bbl in 2009 and decreased by 24% from the previous quarter of 539 (bbls). The Company's share of gas production decreased by 64% compared to the same quarter last year from 10,896 mcf in 2008 to 3,917 mcf in 2009 and decreased by 60% compared to the previous quarter of 9,947. See the Production volume table under the Summary of Quarterly Results for a quarter by quarter analysis.

Expenses: Well operating expenses were $103,481 compared with $66,202 in the previous year and as a percentage of oil and gas revenue were 42% in 2009 and 17% in 2008. Operating expenses as a percentage of revenue have risen due to the decrease in the price of gas and the effect of economies of scale as production decreases. This percentage is expected to remain at current levels until production revenue increases.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009				
WTI Oil US$/bbl	43.08	59.62	68.20	
NYMEX Gas US$/mmbtu	4.48	3.81	3.44	

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)
2009	Total Revenue	107,592	84,219	53,314	
	Net loss	(31,190)	(58,737)	(28,514)	
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009					
Oil bbl	736	539	411		
Gas mcf	15,427	9,947	3,917		

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. This accounts for the significant increase in depletion expense in the fourth quarter of 2007 and 2008. Depletion expense of $19,009 was recorded in the 3rd quarter in 2009 and $51,689 during the same period in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2008, the amount recorded was $28,269 compared to $Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Liquidity and Capital Resources

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $63,522 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In 2008, the Company paid or accrued management fees of $54,455. Included in accounts payable is an amount due to Martin Cotter of $76,777. Mr. Cotter is engaged by the Company on a month to month basis and there are is compensatory plan or arrangement with respect to his the resignation, retirement or termination of employment.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this MD&A:

Common shares	45,614,530
Stock options	2,225,000
Warrants	4,400,000

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. This standard became effective for the Company beginning on April 1, 2009 and does not have a material impact on the Company's consolidated financial statements.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company's potential future production of oil/gas tends to be commodity-oriented rather than company-oriented. If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Subsequent Events

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Annual General meeting.

Exhibit 99.9

September 25, 2009

Press Release
SOURCE: Portrush Petroleum Corporation

Portrush Revises News Release

Portrush Petroleum Corporation TSX-V: PSH
Portrush Petroleum Corporation ("Company") announces that the volume estimates in the Company's January 15, 2009 news release regarding the Moore 6-12-III #2 well on the Waubuno property in Moore (St,. Clair) Township, Lambton County, Southwestern Ontario should not be relied upon as they were not prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook (COGEH).

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Telephone 866 939 2555

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